UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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SENSATA TECHNOLOGIES HOLDING N.V.
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(Exact name of the registrant as specified in its charter)

THE NETHERLANDS	001-34652	98-0641254
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Kolthofsingel 8, 7602 EM Almelo
The Netherlands
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(Address of principal executive offices, including zip code)

Jacob Sayer
(508) 236-3800
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(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
The reporting company is Sensata Technologies Holding N.V. and its wholly-owned subsidiaries, collectively referred to as “the Company,” “Sensata,” “we,” “our,” and “us.” Sensata is a global industrial technology company, engaged in the development, manufacture, and sale of sensors and controls. We produce a wide range of customized, innovative sensors and controls for mission-critical applications such as thermal circuit breakers in aircraft, pressure sensors in automotive systems, and bimetal current and temperature control devices in electric motors.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law in July 2010, mandated that the U.S. Securities and Exchange Commission (the “SEC”) create rules that assess whether materials originating in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (the DRC and adjoining countries are together referred to as the “Covered Countries”) were benefiting armed groups in the area. In August 2012, the SEC issued its final rule on the reporting of conflict minerals.
Conflict Minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. As a result, we have conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding these Conflict Minerals to determine if they originated in the Covered Countries and were not from recycled or scrap sources. We believe our RCOI is reasonably designed to determine whether any of the Conflict Minerals that are necessary to the functionality of our products originated in the Covered Countries, and if so, whether they are from recycled or scrap sources.
Conflict Minerals Disclosure
Our RCOI, which we began implementing in January 2013, was conducted for all past and present suppliers, including direct and indirect suppliers. In addition to performing our RCOI for existing suppliers, all new suppliers are surveyed as a condition of becoming a supplier to identify whether they source Conflict Minerals from the Covered Countries. If they indicate that they do source from the Covered Countries, we obtain approval from senior management in order to move forward with the relationship.
We surveyed each supplier utilizing the Conflict-Free Sourcing Initiative reporting template. This template is a standardized reporting template that was developed to facilitate the transfer of information through the supply chain regarding material country of origin and smelters and refiners being utilized.
We believe our RCOI is reasonably designed to determine whether any of the conflict minerals that are necessary to the functionality of our products originated in the Covered Countries, and if so, whether they are from recycled or scrap sources.
We have received responses from several suppliers that indicate that they have sourced from the Covered Countries. A description of the measures we undertook to exercise due diligence on the source and chain of custody of conflict minerals contained in our products manufactured during the year ended December 31, 2013 is provided in the Conflict Minerals Report attached hereto as Exhibit 1.02. A copy of the Company’s Conflict Minerals Report is also publicly available at www.sensata.com.
Item 1.02    Exhibit
We have filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits
Item 2.01    Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSATA TECHNOLOGIES HOLDING N.V.

/s/ Paul Vasington
Date: May 30, 2014	Name: Paul Vasington
Title: Executive Vice President and Chief Financial Officer